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FIRM / AFFILIATE OFFICES
	Abu Dhabi	Moscow
	Barcelona	Munich
	Beijing	New Jersey
	Boston	New York
July 30, 2012	Brussels	Orange County
	Chicago	Paris
	Doha	Riyadh
	Dubai	Rome
	Frankfurt	San Diego
VIA EDGAR CORRESPONDENCE	Hamburg	San Francisco
	Hong Kong	Shanghai
Max A. Webb	Houston	Silicon Valley
Assistant Director	London	Singapore
Division of Corporation Finance	Los Angeles	Tokyo
Securities and Exchange Commission	Madrid	Washington, D.C.
100 F Street, N.E.	Milan
Washington, D.C. 20549

Re:	Manchester United Ltd.
Amendment No. 1 to the Registration Statement on Form F-1
Filed on July 16, 2012
File No. 333-182535

Dear Mr. Webb:

We are in receipt of the letter dated July 19, 2012 from the staff of the Securities and Exchange Commission (the “Staff”) with respect to the above-referenced Registration Statement on Form F-1 (as it may be amended or supplemented, the “Registration Statement”).  We are responding to the Staff’s comments on behalf of Manchester United Ltd. (the “Company”) as set forth below.  Simultaneously with the filing of this letter, the Company is filing (via EDGAR) the second amendment to the Registration Statement (“Amendment No. 2”), which reflects changes made to respond to the Staff’s comments.  Courtesy copies of this letter and Amendment No. 2 are being submitted to the Staff supplementally.

The Company’s responses set forth in this letter are numbered to correspond to the numbered comments in the letter dated July 19, 2012 from the Staff.  All terms used but not defined herein have the meanings assigned to such terms in Amendment No. 2.  For ease of reference, we have set forth the Staff’s comments and the Company’s response for each item below.

In preparing this response letter, we and the Company have tried to explain both the reasons behind the responses and the revisions made to the Registration Statement.  We hope this will facilitate your review of Amendment No. 2.

General

1.             Please refer to the first graphic after the cover page of the prospectus and the second to last graphic at the back of the prospectus. Graphic presentations should accurately represent your current business and should not include statistical data out of context or give undue prominence to selected portions of your business or operations. Please revise these graphics accordingly. We note, for example, the multiple references to your global community of followers, the regional quantification of your followers that is not presented anywhere else in the prospectus and the various references to statistical data without meaningful contextual information, including sources, time periods and inherent limitations.

Response:

The Company notes the Staff’s comment and has revised Amendment No. 2 accordingly.

Prospectus Summary, page 1

Our Market Opportunity, page 5

2.             We note that two of the new bullets deal with “pay television markets” in North America and EMEA and Asia Pacific and Central and Latin America. Please parenthetically define EMEA. Also revise to clarify your current revenues from these markets. We note on page 99 that there does not appear to be any MUTV partner coverage in either the US or Canada, so you might want to add explanatory information about the relevance of these bullets.

Response:

The Company notes the Staff’s comment and has revised the disclosure to remove the two bullets that deal with “pay television markets” in North America and EMEA and Asia Pacific and Central and Latin America.  Please see pages 5 and 86 of Amendment No. 2.

Risks Affecting Us, page 5

3.             Please revise the material in parenthesis to disclose the debt which will still be outstanding after giving effect to the offering.

Response:

The Company notes the Staff’s comment and has revised the disclosure to disclose the debt which will still be outstanding after giving effect to the offering.  Please see page 5 of Amendment No. 2.

4.             We note from the recent developments section in your July 19, 2012 supplemental submission that you would not have been profitable in your most recent fiscal year but for the large tax credit realized during the year. Please update the last sentence of this section on page 5 accordingly.

Response:

The Company notes the Staff’s comment and has revised the disclosure accordingly.  Please see page 5 of Amendment No. 2.

The Offering, page 7

5.             We note the disclosure in the second footnote on page 9 that your principal shareholder will have the ability to significantly influence or determine the outcome of all matters submitted to your shareholders for approval. Please revise the “Voting Rights” disclosure on page 7 to include similar disclosure. Please also tell us, with a view towards revised disclosure, under what scenarios your principal shareholder, for so long as such shareholder holds at least 10% of the total number of ordinary shares outstanding, would not be able to determine the outcome of a matter submitted to shareholders.

Response:

The Company notes the Staff’s comment and has revised the “Voting Rights” disclosure to indicate that the Company’s principal shareholder will have the ability to determine the outcome of all matters submitted to its shareholders for approval.  Please see page 8 of Amendment No. 2.

Summary Consolidated Financial and Other Data, page 11

6.             We note your response to our prior comment 2 and the revisions made on pages 12, 13, 14, 46, 47, 48 and 49 of Amendment No. 1. Please further revise your disclosure to provide pro forma earnings per share data (basic and diluted) for the most recent fiscal year and interim period giving effect solely to the payment of debt with proceeds of the shares used for this purpose.

Response:

The Company notes the Staff’s comment and respectfully submits that, pursuant to our telephonic conversation with the Staff on July 20, 2012, the Company believes it has provided pro forma earnings per share data (basic and diluted) for the most recent fiscal year and interim period giving effect solely to the payment of debt with proceeds of the shares used for this purpose.

Risk Factors, page 16

7.             You disclose that as a result of the reorganization transactions, you will be treated as a US domestic corporation for US tax purposes and you will be liable for additional taxes in the future as a result. Given the negative effect this could have on your results of operations and financial condition, please discuss the reasons you structured the reorganization in this manner and any benefits this particular structure may confer on your principal shareholder.

Response:

The Company notes the Staff’s comment and has revised the disclosure to discuss the principal reason for incorporating in the Cayman Islands, the result of which subjects the Company to the US tax regime as if it were a US corporation. Please see page 37 of Amendment No. 2.

***

If you have any questions regarding the foregoing, please contact Marc D. Jaffe at (212) 906-1281 or marc.jaffe@lw.com, Ian D. Schuman at (212) 906-1894 or ian.schuman@lw.com or Alexander F. Cohen at (202) 637-2284 or alexander.cohen@lw.com.

Very truly yours,

/s/ Marc D. Jaffe

Marc D. Jaffe
of LATHAM & WATKINS LLP

Enclosures

cc:	Patrick Kuhn, Securities and Exchange Commission
Lyn Shenk, Securities and Exchange Commission
Donald Field, Securities and Exchange Commission
Justin Dobbie, Securities and Exchange Commission
Edward Woodward, Manchester United Ltd.
Ian D. Schuman, Esq., Latham & Watkins LLP
Alexander F. Cohen, Esq., Latham & Watkins LLP
Mitchell S. Nusbaum, Esq., Woods Oviatt Gilman LLP
Christopher R. Rodi, Esq., Woods Oviatt Gilman LLP
Michael P. Kaplan, Esq., Davis Polk & Wardwell LLP
John B. Meade, Esq., Davis Polk & Wardwell LLP
Jennifer Harper, PricewaterhouseCoopers LLP